SECURITIES AND EXCHANGE COMMISSION
                                 Washington, DC 20549


                                     FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934


For the fiscal year ended December 31, 2002

Commission File Number 0-22953


A.   Pioneer Bank, FSB Profit Sharing 401(k) Plan


B.   Pioneer Bank, FSB
     PO Box 846
     Baker City, Oregon 97814

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Financial Statements and Exhibits
---------------------------------

(a) Financial Statements

Filed as a part of this report on Form 11-K are the audited financial statements of the Plan as of and for the years ended December 31, 2002 and 2001.

(b) Exhibit 99 - Certification Pursuant to Section 906 of the Sarbanes-Oxley
                 Act of 2002




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                Pioneer Bank, FSB Profit Sharing 401(k) Plan

Date: June 30, 2003             /s/Jonathan McCreary
     ------------------------   ---------------------------------------------
                                Jonathan McCreary
                                as Trustee for the Plan

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                             Financial Statements




                               PIONEER BANK, FSB
                          PROFIT SHARING 401(k) PLAN




                           December 31, 2002 and 2001

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TABLE OF CONTENTS


                                                                   Page No.
                                                                   --------

INDEPENDENT AUDITORS' REPORT......................................     1

FINANCIAL STATEMENTS

   Statements of Net Assets Available for Benefits................     2

   Statement of Changes in Net Assets Available for Benefits......     3

   Notes to Financial Statements..................................     4

SUPPLEMENTAL INFORMATION

   Schedule of Assets (Held at End of Year).......................     10

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                         INDEPENDENT AUDITORS' REPORT

To the Administrative Committee
Pioneer Bank, FSB Profit Sharing 401(k) Plan
Baker City, Oregon

We have audited the accompanying statements of net assets available for benefits of Pioneer Bank, FSB Profit Sharing 401(k) Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Pioneer Bank, FSB Profit Sharing 401(k) Plan as of December 31, 2002 and 2001 and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for purposes of additional analysis and are not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Balukoff, Lindstrom & Co., P.A.

Balukoff Lindstrom & Co., P.A.
June 3, 2003
Boise, Idaho

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                 PIONEER BANK FSB PROFIT SHARING 401(k) PLAN
                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                          December 31, 2002 and 2001


                                               2002            2001
                                            ----------      ----------
   ASSETS

     Investments, at fair value             $3,319,883      $3,550,879
     Participant loans                         110,173         113,520
                                            ----------      ----------
               Total investments             3,430,056       3,664,399

     Contributions receivable
          Employer                                   -           4,041
          Employee                                   -           7,839
                                            ----------      ----------
                                                     -          11,880
                                            ----------      ----------


                    TOTAL ASSETS             3,430,056       3,676,279

   LIABILITIES                                       -               -
                                            ----------      ----------

                    TOTAL LIABILITIES                -               -
                                            ----------      ----------

   NET ASSETS AVAILABLE FOR BENEFITS        $3,430,056      $3,676,279
                                            ==========      ==========

                             See accompanying notes

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                PIONEER BANK FSB PROFIT SHARING 401(k) PLAN
          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                       Year Ended December 31, 2002



ADDITIONS TO NET ASSETS ATTRIBUTED TO
   Investment income
      Net depreciation in fair value of investments         $ (437,598)
      Interest and dividends                                    60,035
                                                            ----------
                                                              (377,563)

   Contributions
      Employee                                                 222,377
      Employer match                                           119,286
      Rollover                                                  34,448
                                                            ----------
                                                               376,111
                                                            ----------

                                    TOTAL ADDITIONS             (1,452)

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO
   Withdrawals and benefit payments                            243,721
   Administrative expenses and other                             1,050
                                                            ----------
                                   TOTAL DEDUCTIONS            244,771
                                                            ----------

                         NET DECREASE IN NET ASSETS
                             AVAILABLE FOR BENEFITS           (246,223)

NET ASSETS AVAILABLE FOR BENEFITS,
   BEGINNING OF YEAR                                         3,676,279
                                                            ----------

                  NET ASSETS AVAILABLE FOR BENEFITS,
                                        END OF YEAR         $3,430,056
                                                            ==========

                            See accompanying notes

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                  PIONEER BANK, FSB PROFIT SHARING 401(k) PLAN
                        NOTES TO FINANCIAL STATEMENTS
                         December 31, 2002 and 2001

NOTE A - DESCRIPTION OF THE PLAN

General
-------

The following description of the Pioneer Bank, FSB (the Employer) Profit Sharing 401(k) Plan (the Plan) provides general information. Participants should refer to the Plan agreement for a description of the Plan provisions.

The Plan is a profit sharing plan established July 1, 1959, to provide retirement and incidental benefits to eligible employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

All regular employees are eligible to participate in the Plan upon attaining the age of 18 and completing one hour of service.

Prudential Mutual Fund Management, Inc. is the Plan Administrator and Custodian. The Trustees are Michelle D. Kaseberg, William H. Winegar, Jonathan McCreary, and Anne Raffetto.

Employee Contributions
----------------------

Participants may elect to defer up to 10% of their annual compensation, as defined by the Plan, up to the maximum deferrable amount allowed by the Internal Revenue Service. The Plan accepts rollover contributions of amounts distributed from another qualified plan or a qualified individual retirement account. Participants may elect to deposit their contributions in any of the investment options available.

Employer Contributions
----------------------

The Employer makes dollar-for-dollar matching contributions to a participant's account up to a maximum of 3.33% of the participant's annual pretax compensation that is beneath the annual compensation limit imposed by the IRS.

Additional Employer contributions may be made on a discretionary basis, in amounts determined by the Employer annually. Employer contributions are allocated to all employees who are eligible for the Plan and employed on the last day of the Plan year, as well as employees who died or became disabled during the Plan year, and former employees who retired under the Plan. Employer contributions are allocated based on the ratio of each participant's compensation in relation to total compensation of all eligible participants.

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                   PIONEER BANK, FSB PROFIT SHARING 401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                            December 31, 2002 and 2001

Vesting
-------

Participants are, at all times, fully vested in their employee account balance. Participants become vested in their employer account balance over a six-year period based upon their years of service with the employer as follows:

             Years of                                Percentage of
             Service                                Vested Interest
             --------                               ---------------

             Less than 2 years                             0%
             2 years                                      20%
             3 years                                      40%
             4 years                                      60%
             5 years                                      80%
             Six or more years                           100%

Participants vest immediately in their employee deferrals and rollover contributions plus actual earnings thereon. The Plan provides for participants to be fully vested upon death, permanent disability or the attainment of age 65.

Distributions
-------------

Upon a participant's retirement, death or separation from service, participants may elect either a lump sum cash payment or, if the value of the benefit exceeds $5,000, approximate equal payments made at least once a year over a period not to exceed the life expectancy of the participant or beneficiary.

The Plan has provisions for hardship withdrawals from the participant's deferral account. Matching contributions and allocated earnings are not available for hardship withdrawals.

Forfeitures
-----------

Upon termination of employment with the Employer, participants are entitled to a distribution of their vested account balances. Forfeitures of terminated participant's non-vested benefits are applied to pay administrative expenses and reduce the Employer's contributions to the Plan. For the years ended December 31, 2002 and 2001, there were $17,971 and $4,621 of forfeited account balances, respectively.

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                  PIONEER BANK, FSB PROFIT SHARING 401(k) PLAN
                        NOTES TO FINANCIAL STATEMENTS
                          December 31, 2002 and 2001

Participant Accounts
--------------------

Each participant's account is credited with the employee's contributions and the employer's discretionary matching contributions. Dividend and interest income, net of administrative expenses with respect to each category of investments, is allocated to participants' accounts based upon their pro-rata share of the equity in each investment fund before such allocation.

Expenses
--------

Substantially all administration expenses of the Plan are paid by the Employer on behalf of the Plan and will not be reimbursed. The participant pays expenses incident to certain transactions.

Termination
-----------

Although the Employer expects to continue the Plan indefinitely, the Employer may terminate the Plan in whole or in part at any time upon giving written notice to the Administrator and Trustee. If the Plan is terminated, the account of each participant will be fully vested and non-forfeitable as of the effective date of the Plan termination.

Participant Loans
-----------------

Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer from the investment to the Loan Fund. Payments on loans are treated as a transfer from the Loan fund to the investment. Loan terms generally range from 1-10 years with principal and interest payments monthly. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator.

Plan Amendments
---------------

The Company has the right to amend or terminate the Plan and Trust Agreement.

NOTE B - SUMMARY OF ACCOUNTING POLICIES

Investment Valuation and Income Recognition
-------------------------------------------

Investments in guaranteed interest accounts are carried at contract value, which approximates principal amounts contributed to the accounts, plus accrued interest, less distributions from the contract. Investments in all other investment options are carried at their fair value measured and quoted market prices in active markets or by the contracted price. Investment income is recorded as earned.

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PIONEER BANK, FSB PROFIT SHARING 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2002 and 2001

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits
-------------------

Benefits are recorded when paid.

Estimates
---------

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

NOTE C   INVESTMENTS

At December 31, 2002 and 2001, investment that constitute 5% of Plan assets are as follows:

  Fund                                           2002         2001
                                               --------     --------

  Guaranteed Interest Accounts                 $275,389     $243,217
  Prudential Jennison Growth Fund               335,398      428,443
  Putnam International Growth Fund              299,574      345,310
  Putnam New Opportunities Fund                 207,159      288,453
  AIM Constellation Fund                        291,086      386,591
  Fidelity Advisor Equity Income Fund           285,753      323,350
  Oregon Trail Financial Corp Stock             923,545      835,325

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of realized gains or losses and unrealized appreciation (depreciation) on those investments.

NOTE D - GUARANTEED INTEREST ACCOUNTS

The Plan invests in pooled guaranteed interest accounts with an average return of 5.0% and 5.3% for the years ended December 31, 2002 and 2001, respectively.

NOTE E   RELATED PARTIES

Oregon Trail Financial Corporation is the savings and loan holding company of the Employer upon the conversion from a federally chartered mutual to a federal chartered stock savings bank on October 3, 1997. Oregon Trail Financial Corporation stock is an investment option available to all participants within the Plan.

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PIONEER BANK, FSB PROFIT SHARING 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2002 and 2001

NOTE F - INCOME TAX STATUS

The Plan adopted a prototype plan and consequently is relying on the determination received by the prototype. The Plan has been amended since adoption of the prototype plan. However, the Plan administrator and the plan's tax counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

NOTE G   SUBSEQUENT EVENT

Oregon Trail Financial Corp. (the Company) has entered into an agreement to merge with First Bank Northwest later this year. It is anticipated by management that the plan will be terminated after the merger.

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                          SUPPLEMENTAL INFORMATION

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                 PIONEER BANK FSB PROFIT SHARING 401(k) PLAN
                                EIN: 93-0159250
                                Plan Number 001
        SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                               December 31, 2002

                                                                    Current
(a)  (b) Identity of Issue         (c) Description    (d) Cost **  (e) Value
---  ---------------------         ---------------    -----------  ---------
   Prudential Investments
 *   Prudential Money Market Fund   Money Market Fund               $ 43,897

 *   Equity Fund                    Large Value Stock Fund            73,317

 *   Global Growth Fund             Global Stock Fund                 13,477

 *   High Yield Fund                High Yield Bond Fund             115,465

 *   Short-Term Corporate Bond
      Fund                          Short-Term Bond Fund              70,506

 *   Stock Index Fund               Large Blend Stock Fund            40,165

 *   Jennison Growth Fund           Large Growth Stock Fund          335,398

 *   Jennison Equity Opp A          Mid-Cap Value                     81,628

 *   Prudential US Emerging Growth
      Fund                          Emerging Growth Stock Fund        12,215

 *   Prudential Natural Resources
      Fund                          Sector Specific Stock Fund        16,635

   Putnam Investments
     International Growth Fund      Foreign Stock Fund               299,574

     New Opportunities Fund         Large Growth Stock Fund          207,159

     OTC Emerging Growth Fund       Mid-Cap Growth Stock Fund         85,977

   Davis Investments
     Davis Growth Opportunity A     Small and Mid Cap Stock Fund       4,281

   PIMCO Investments
     PIMCO Small Cap Value A        Small Cap Stock Fund              20,244

   Oppenheimer Investments
     Quest Global Value A           World Stock                       17,685

     Quest Balanced Value A         Domestic Hybrid                   51,350

   AIM Investments
     Constellation Fund             Large Growth Stock Fund          291,086

   Fidelity Advisor
     Equity Income Fund             Large Value Stock Fund           285,753

   John Hancock
     Technology Fund                Specialty Stock Fund              55,137

   Company Stock
 *   Oregon Trail Financial Corp.   Stock                            923,545

   Guaranteed Interest Accounts

     GIA Accounts                   Guaranteed Interest Accounts     275,389

                                      -10-

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                 PIONEER BANK FSB PROFIT SHARING 401(k) PLAN
                                EIN: 93-0159250
                                Plan Number 001
        SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                               December 31, 2002

                                                                    Current
(a)  (b) Identity of Issue         (c) Description    (d) Cost **  (e) Value
---  ---------------------         ---------------    -----------  ---------

   Loans
     Participant Loans             Interest rate
                                    4.75% - 8.75%        - 0 -      110,173
                                                                 ----------

TOTAL ASSETS HELD FOR INVESTMENT PURPOSES                        $3,430,056
                                                                 ==========

*    Known party in interest
**   Participant directed, therefore, no cost disclosure is necessary.

                                      -11-

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                                                                    Exhibit 99

                            CERTIFICATION PURSUANT TO
                              18 U.S.C. SECTION 1350,
                       AS ADOPTED PURSUANT TO SECTION 906
                        OF THE SARBANES-OXLEY ACT OF 2002


In connection with the Annual Report for the Pioneer Bank, FSB Profit Sharing 401(k) Plan (the "Plan") on Form 11-K for the period ended December 31, 2002, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, the undersigned, in my capacity as _____________ of Pioneer Bank, A Federal Savings Bank and __________________________ [indicate if any title with respect to Plan] of the Plan, hereby certify, pursuant to 18 U.S.C.
Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, and

2. The information contained in the Report fairly presents, in all material respects, the net assets available for benefits and changes in net assets available for benefits of the Plan.


                                    -----------------------------------
                                    Name


                                    -----------------------------------
                                    Title

Dated: June 30, 2003


A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to the Plan and will be retained by the Plan and furnished to the Securities and Exchange Commission or its staff upon request.

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